JONES & HALEY, P.C.

ATTORNEYS AT LAW
750 HAMMOND DRIVE, SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328

RICHARD W. JONES	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-8004

January 16, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”) Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

We filed a registration statement on Form S-1 with the Commission on October 25, 2022. Your office provided comments to our filing by your letter dated November 21, 2022 (the “Comment Letter”). At this time, on behalf of JAAG Enterprises, Ltd., we are submitting this letter in response to your Comment Letter, and we are providing responses keyed to your numbered comments. This letter will be filed as correspondence in the EDGAR System, and we will also file as correspondence a copy of the registration statement that has been marked to show changes from the initial filing.

Accordingly, our responses to your Comment Letter is as follows:

Registration Statement on Form S-1

General, page 3

1. This comment is factually incorrect. The Company is not a Cayman Island holding company. In fact, the word Cayman Island does not appear in the Registration Statement. The Company was formed under the laws of the State of Nevada. It is a holding company and its wholly owned subsidiary is JAAG Uniform Limited, a corporation organized under the laws of Hong Kong. A discussion of risks facing the Company as a result of this holding company structure is discussed under Risk Factors.

United States Securities and Exchange Commission

January 16, 2023

2. As discussed in response to Comment Number 1 above, the Company is a Nevada corporation, and its wholly owned subsidiary is a Hong Kong corporation. As a Hong Kong corporation, the subsidiary operates pursuant to China’s one country two systems policy. Hong Kong has its own law known as the “Hong Kong Basic Law”, and, except for national security matters, the Company is governed under the Hong Kong Basic Law. The Hong Kong Basic Law enables Hong Kong to retain its capitalist economic system and its own currency (the Hong Kong Dollar), legal system, legislative system, and the same human rights and freedoms, as a special administrative region (SAR) of China for 50 years, expiring in 2047. Further, as discussed in Response to Item Number 1 above, the Registration Statement has been amended to reflect the Risk Factors associated with this corporate structure. The Risk Factors include a discussion on whether this structure could result in a material change in operations and whether it could hinder the Company’s ability to continue to offer securities to investors. We have also added new Risk Factors discussing how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security and anti-monopoly concerns may impact the Company’s ability to conduct its business, accept foreign investment, or list on foreign exchanges.

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB registered public accounting firms headquartered in mainland in China and Hong Kong, a special administrative region of the People’s Republic of China (“PRC”), because of positions taken by the PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the “Holding Foreign Companies Accountable Act” (“HFCAA”). The report further lists in its Appendix A and Appendix B Registered Public Accounting Firms subject to the mainland China determination and Registered public accounting firms subject to the Hong Kong determination, respectively.

The audit report included in the Company’s Registration Statement for the year end December 31, 2020 was issued by Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB has determined that it is unable to conduct inspections or investigate auditors. Our auditors CZD CPA, is among those listed in the PCAOB determination, and a determination announced, by the PCAOB on December 16, 2021, that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, because of a position taken by one or more authorities in Hong Kong. As a result, we and investors in our common stock are deprived of the benefit of such PCAOB inspections, which could cause investors in our stock to lose confidence in our reported financial information and the quality of our financial statements. In addition, under the HFCAA our securities may be prohibited from trading on the United States Stock Exchanges or on the over the counter market in the U.S. if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our common stock being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerated Holding Foreign Companies Accountable Act (“AHFCAA”), which if enacted would amend the AHCAA and require the SEC to prohibit an issuers securities from trading on any U.S. stock exchanges or in the over the counter trading market in the U.S. if its auditors are not subject to PCAOB inspections for two consecutive years, instead of three. In the future, if we do not engage an auditor subject to regular inspection by the PCAOB, our common stock may be delisted and as such our investors may be deprived of the benefits of such inspections. The Company could be delisted if it’s auditing firm is unable to timely meet PCAOB inspection requirements established by AHFCAA. These facts are discussed in our prospectus summary section under the heading “Doing Business In Hong Kong” and in the a Risk Factors section under the heading “Risk Factors Relating To Doing Business in Hong Kong.”

United States Securities and Exchange Commission

January 16, 2023

3. The disclosure has been modified to clearly identify JAAG Enterprises, Ltd. as the parent and its Hong Kong subsidiary, JAAG Uniform, Inc., as the subsidiary in this common holding company structure. Also, the consolidated group will be referred to in some places as the “Group”. Obviously, since the parent company is filing the Registration Statement, persons that purchase shares of the Company, pursuant to this Registration Statement, will be investing in the stock of the parent, not the stock of the subsidiary. Changes to the disclosure have been made throughout the document to more clearly establish this dichotomy.

4. The Company’s subsidiary, JAAG Uniform Ltd. has transferred no funds to the Company, as the parent in the corporate structure, and the parent has transferred no funds to its subsidiary. The subsidiary is effectively the operating unit of the Group , and it retains its funds to pay its own expenses. Management does not anticipate the payment or distribution of dividends, but in the event such dividends were paid, the Subsidiary would transfer the funds to the parent to make the distribution. No distribution will be made by the subsidiary directly to the shareholders, A discussion of cash flow is contained in the revised registration statement under the heading “Intercompany Transfer of Funds.”

Prospectus Summary, page 5

5. Again, please see the response to Comment 1 and 2 above. The Company is not organized in China, and it does not have operations in China. Therefore, the Company has no operations in China that pose a risk to investors. The Company is not subject to the legal system of China, but instead is operating in Hong Kong, under the Hong Kong Basic Law. Risk Factors have been included describing any risks associated with the operations of the Company under Hong Kong Basic Law as well as potential risks related to Chinese law and the Chinese government in the event it ignored the one country two systems policy.

6. The Company’s Hong Kong subsidiary does not require permission or approval from Chinese authorities to operate the Company’s or the subsidiaries' business or to offer securities to foreign investors. The Company and its subsidiary are not covered by the permission requirements from the CSRS, CAC or other Chinese agencies. The subsidiary is incorporated in Hong Kong and has received a business license to operate in Hong Kong. A section has been added under the heading “Doing Business in Hong Kong”, which describes the Chinese government permission requirements for Chinese companies, and why those requirements do not apply to the Company or its Subsidiary.

United States Securities and Exchange Commission

January 16, 2023

7. As more clearly described in response to Comment Number 4, there have been no transfers between the parent and its subsidiary to date, and it does not anticipate that any transfers will be made. Likewise, no dividends or distributions have been paid to U.S. investors. There are no restrictions or limitations on the Company or its Subsidiary from engaging in foreign exchange or transferring funds between the Company to parties outside of Hong Kong, or to U.S. investors. These issues are discussed under the heading “Doing Business in Hong Kong.”

8. A section discussing the Holding Foreign Company Accountable Act has been added, including a discussion of the PCAOB’s December 16, 2021 announcement. This includes a discussion of the possibility of delisting of the Company’s stock if the PCAOB determines it cannot inspect the Company’s auditor.

Risk Factors, page 6

9. Our Risk Factors have been expanded to include a discussion of the passage of the Accelerating Holding Foreign Countries Accountable Act and that disclosure reflects the fact that the SEC has adopted rules to implement the HFCAA and that pursuant to HFCAA the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

10. As previously discussed, the Company is not subject to oversight by the Chinese government, because it operates under the Hong Kong Basic Law. It is a Nevada Company and is conducting its offering of securities under U.S. laws. However, Risk Factors have been added to discuss what might happen if China decided to no longer recognize the Hong Kong Basic Law regardless of its previous commitment to do so, including the fact that this could limited or completely hinder the Company’s ability to continue to offer securities and could cause the value of the Company’s securities to decline or to become worthless.

11. As previously discussed the Company operates under the Hong Kong Basic Law and therefore, the CAC has no oversight role with regard to the operations of the Company; however, a risk factor has been added to discuss the actions that would be required if these laws did apply to the Company.

United States Securities and Exchange Commission

January 16, 2023

12. During the past two years the economy in Hong Kong has been very weak due to the COVID-19 pandemic. This weakness in the market has caused our Hong Kong subsidiary to experience slower than expected growth. A risk factor has been added describing how COVID-19 has affected the Company so that such risks are not presented as purely hypothetical.

13. Prior to the Company’s acquisition of its now wholly owned subsidiary, it had not commenced business operations. However, the subsidiary was formed on November 4, 2021 and it was acquired by the Company on May 27, 2022. As a result, for the year ending June 30, 2022 the subsidiary, and therefore the consolidated group, had sales revenue of approximately $59,648. We have changed our Risk Factor to more clearly reflect the fact that the Company had no customers and that it did not or generate any revenue prior to the acquisition of the subsidiary.

14. As noted in Response to Comment Number 13 above, we have revised the inconsistent disclosure to reflect the fact that revenues were generated after the Company’s formation of its subsidiary.

Risks Relating to Our Business Investors in this Offering will Experience Immediate and Substantial Dilution, page 11

15. The percentage of ownership of new investors, assuming all the shares offered are sold is 9% rather than the 28% indicated on page 11. This error has been corrected in the current revised draft.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 15

16. Global supply chain disruptions did not have a material impact on the Company, because the subsidiary’s clients are based in Hong Kong and the Company’s materials are sourced from suppliers based in Hong Kong or in the Guangdong province of China. Fortunately, for the Company these areas had no COVID lockdown, and therefore disruptions were not material. However, the disclosure in the MD&A section has been revised to include a discussion about the Global supply chain disruptions and its effect on the Company.

17. The MD&A section has been revised to include details of the Company’s plan of operations, and the expected timing for completion of each milestone.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 16

18. The introduction to the MD&A section under the heading “Critical Accounting Policies” has been revised to clarify that the consolidated group had no or minimal assets or operations prior to acquiring JAAG Uniform and discussing the reverse merger accounting treatment.

United States Securities and Exchange Commission

January 16, 2023

Description of our Business, page 18

19. The Company has no contracts with its suppliers. The relationships with the Company’s suppliers are based on personal relationships rather than formal contracts. Accordingly, there are no such material contracts to include as exhibits to the registration statement. The disclosure has been adjusted to clarify these issues.

20. The disclosure on page 9 is incorrect. The Company, through its subsidiary, does have customers and therefore, that comment is removed from the revised registration statement. In addition, we have included a discussion to describe our products and services. The Company’s main products are uniforms and apparel, and it also provides design and customization services to its clients.

21. It is not correct to suggest that the Company has no warehouse space. The showroom space is located at the warehouse of our consultant, Bonaventure Trading House, Ltd. The subsidiary has signed an agreement with Bonaventure under which Bonaventure performs various administrative functions for a monthly fee of $5,000 HK dollars. As a result of this arrangement, Bonaventure provides the Company with warehouse space and the Company uses part of the warehouse space as a showroom. Accordingly, no change is necessary with regard to this language.

22. The Company currently operates through consultants, rather than through employees. The Company currently has 3 consultants that it pays to perform needed services and the disclosure has been revised to disclose these facts. Accordingly, the Company has no full time employees as noted in the registration statement.

Plan of Distribution, page 27

23. The shares being sold by the Company will be sold through a subscription agreement between the Company and the investor and payment for these shares will be made to the Company. Shares being sold by the shareholders will be sold pursuant to a resale agreement with the reselling shareholders and the proceeds will be paid directly to the selling shareholders. The disclosure has been revised to reflect these facts.

24. The auditor has reconsidered its position, and has now changed its opinion and the footnotes to the financial statements to reflect a going concern qualification. Accordingly, this disclosure in the registration statement is now consistent.

United States Securities and Exchange Commission

January 16, 2023

Notes to the Consolidated Financial Statements, Note 2 basis of presentation, page 41, paragraph 25

25. The term wholly owned foreign enterprise (WOFE) and variable interest entities (VIE) are terms used in mainland China and do not apply in Hong Kong. JAAG Uniform Limited is a wholly owned subsidiary of the Company, and is not considered a WOFE, and the Company has no ownership in any VIE. Accordingly, no adjustment to the disclosure is necessary.

Note 4F, Summary of Significant Accounting Policies Revenue Recognition, page 42

26. We have no contracts with our customers and revenues are recognized at the time the customer takes control of the product –i.e. at the time of delivery. Note 4(f) to the financial statements has been revised to reflect these facts.

Exhibits

27. The subscription agreement for sales made by the Company have been attached to the filing as Exhibit 99.

General

28. Our disclosures have been amended to discuss actions taken by the Company to mitigate inflationary pressure. These include the fact that the Company does not stock any inventory, instead, the Company places orders to its suppliers within 3 to 5 working days of the receipt of the order from our client. By this method, the Company is able to transfer any inflation costs to its clients.

29. A separate discussion regarding the enforceability of civil liabilities has been added following the Risk Factors section to discuss the enforcement risks related to civil liabilities, due to the fact we are conducting our business in and that our assets and officers are located in Hong Kong. This discussion may be found under the heading “Enforceability of Civil Liabilities.” In addition, we have identified our officers and directors located in Hong Kong and disclosed the difficulty to enforce judgments on these individuals, such as the difficulty in effecting service of process.

30. All hyperlinks have been removed from the filing.

We trust that the above is responsive to the issues raised in the staff’s Comment Letter.  We are simultaneously filing a revised Registration Statement and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement, which has been marked to show changes from the previous filing.

United States Securities and Exchange Commission

January 16, 2023

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

	By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas
cc: Jeffrey Chau, CEO